3155 E. Patrick Lane, Suite 1
Las Vegas, Nevada, USA
Phone # 604-669-1081 Fax # 604-669-2015
Website: www.canadianrockport.com e-mail – crh@canadianrockport.com

July 27, 2006

Mr. Ryan Rohn
Staff Accountant
Security and Exchange Commission
Washington, DC 20549-7010

Re:	Canadian Rockport Homes International, Inc.
Form 8-K/ Item 4.01
File No. 333-62786

Dear Mr. Rohn,

This is in response to the Commission’s comments as reflected in its July 24, 2006, correspondence pertaining to the filing of our above indicated Form 8-K which was filed on July 21, 2006.

The Company has filed an amendment to the indicated Form 8-K to include in the correct information as instructed in Regulation S-K 304.

Management acknowledges that:

Mr. Ryan Rohn
Staff Accountant
Security and Exchange Commission
July 27, 2006
Page 2.

  The company is responsible for the adequacy and accuracy of the disclosures in their filings;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If I can be further assistance, please contact me.

Sincerely,

William Malone, President